                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------

                                 SCHEDULE 13E-3

                               (Amendment No. 3)

                                 (RULE 13e-100)

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Winter Sports, Inc.
                                (Name of Issuer)

                                Charles R. Abell
                              Jerome T. Broussard
                                Brian T. Grattan
                                Dennis L. Green
                               Charles P. Grenier
                                 Jerry J. James
                               Michael T. Jenson
                                Darrel R. Martin
                               Michael J. Muldown
                                Richard D. Dasen
                                 Susan A. Dasen
                                 Budget Finance
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   976072108
                     (Cusip Number of Class of Securities)
                      ------------------------------------

                                Dennis L. Green
                              Winter Sports, Inc.
                                 P.O. Box 1400
                            Whitefish, Montana 59937
                        Telephone Number (406) 862-1900
                      ------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)
                      ------------------------------------

                                   Copies To:

                               Marcus J. Williams
                           Davis Wright Tremaine LLP
                              2600 Century Square
                               1501 Fourth Avenue
                               Seattle, WA 98101
                                 (206) 622-3150

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]    A tender offer.

d. [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [X]



                           CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------
                  $737,940                                  $147.59


* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Split based on an amount per share equal to the product obtained by multiplying (A) $17.50 by (B) the total number of shares of Common Stock owned by all such stockholders of record in each stockholder's account immediately prior to the Reverse Split.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $737,940 by 1/50 of 1%.

[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:             $ 149.59                     Filing Party: Winter Sports, Inc.
Form or Registration No.:           Schedule 13E-3               Date Filed:  September 30, 2003

                                  INTRODUCTION

     This Amendment No. 3 to Schedule 13E-3 amends the Rule 13e-3 Transaction Statement (the "Schedule 13E-3") previously filed by Charles R. Abell, Jerome T. Broussard, Brian T. Grattan, Dennis L. Green, Charles P. Grenier, Jerry J. James, Michael T. Jenson, Darrel R. Martin, Michael J. Muldown, Richard D. Dasen, Susan A. Dasen and Budget Finance pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Winter Sports, Inc. (the "Company") is simultaneously amending a separate Rule 13e-3 Transaction Statement previously filed on Schedule 13E-3. The purpose of this Amendment No. 3 is to file a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

     On February 27, 2004, the Company filed with the Securities and Exchange Commission (the "Commission") a definitive proxy statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the annual meeting of shareholders held on May 6, 2004 to approve and adopt an amendment to the Company's Articles of Incorporation to effect the following:

     (a) a one-for-150 reverse stock split of the Company's common shares (the "Reverse Split"); and

     (b) a cash payment per share of $17.50 for the outstanding common shares in lieu of the issuance of any resulting fractional shares of common stock.

     The requisite majority of the Company's common shares represented at the annual meeting held on May 6, 2004, voted to approve the above amendment to the Company's Articles of Incorporation in order to enable the Company to "go private" by terminating registration of the Company's common stock under the Exchange Act. The Company filed the amendment with the Montana Secretary of State to effect the Reverse Split on May 7, 2004. The Reverse Split has reduced the number of shareholders of the Company to less than 300, and the Company has filed a Form 15 with the Commission terminating registration of the Company's common stock under Rule 12g-(4)(a)(1)(i) of the Exchange Act.


                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                   By:        /s/ Charles Abell
                                        ____________________________________
                                   Name:     Charles R. Abell
                                   Dated:    May 7, 2004

                                   By:        /s/ Jerome T. Broussard
                                        ____________________________________

                                   Name:     Jerome T. Broussard
                                   Dated:    May 7, 2004

                                   By:        /s/ Brian T. Grattan
                                        ____________________________________

                                   Name:     Brian T. Grattan
                                   Dated:    May 7, 2004

                                   By:        /s/ Dennis L.Green
                                        ____________________________________

                                        Name:     Dennis L. Green
                                        Dated:    May 7, 2004

                                        By:      /s/ Charles P. Grenier
                                           ___________________________________
                                        Name:     Charles P. Grenier
                                        Dated:    May 7, 2004

                                        By:      /s/ Jerry J. James
                                           ___________________________________
                                        Name:     Jerry J. James
                                        Dated:    May 7, 2004

                                        By:      /s/ Michael T. Jenson
                                           ___________________________________
                                        Name:     Michael T. Jenson
                                        Dated:    May 7, 2004

                                        By:     /s/ Darrel R. Martin
                                           ___________________________________
                                        Name:     Darrel R. Martin
                                        Dated:    May 7, 2004

                                        By:     /s/ Michael J. Muldown
                                           ___________________________________
                                        Name:     Michael J. Muldown
                                        Dated:    May 7, 2004

                                        By:      /s/ Richard D. Dasen
                                           ___________________________________
                                        Name:     Richard D. Dasen
                                        Dated:    May 7, 2004

                                        By:      /s/ Susan A. Dasen
                                           ___________________________________

                                        Name:    Susan A. Dasen
                                        Dated:   May 7, 2004


                                        BUDGET FINANCE


                                        By:      /s/  Dennis L. Green
                                           ___________________________________

                                        Title:    President
                                        Dated:    May 7, 2004